Inland Real Estate Income Trust, Inc.

September 25, 2018

RECOMMENDATION TO REJECT THE UNSOLICITED OFFER TO SELL YOUR SHARES TO MACKENZIE

If you are considering selling your shares to MacKenzie, please read all the information below

Dear Stockholder:

You will be receiving or may already have received correspondence from MacKenzie[1] relating to an unsolicited tender offer to purchase your shares of Inland Real Estate Income Trust, Inc. (Inland Income Trust) at a price of $11.65 per share. MacKenzie is not affiliated with Inland Income Trust and its sole reason for the tender is to profit at your expense.

The board of directors of Inland Income Trust (the Board) unanimously recommends that you REJECT the offer as we believe the stock is worth considerably more than the price offered.

TO REJECT THE OFFER, SIMPLY IGNORE IT AND DO NOT RESPOND.

Why Reject the MacKenzie Offer?

- The MacKenzie offer of $11.65 per share is approximately **48% less than the most recent $22.35 estimated net asset value (NAV) per share**, which we determined as of December 31, 2017, with the assistance of an independent third-party firm that specializes in providing real estate valuations.[2]

- MacKenzie determined its offer price on its own and conceded that it did not make an independent appraisal of the shares or the company's properties and that it is not qualified to appraise real estate.

- In MacKenzie's offer, they state that independent publications *The Stanger Report* and *The Direct Investments Spectrum* report trades of the company's shares being completed in the secondary market at $7.75 per share in November/December 2017. Taking into

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[1] The purchasers consist of MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MPF Flagship Fund 14, LLC and SCM Special Fund 3, LP (collectively, MacKenzie).

[2] Please note that the estimated NAV per share does not represent the amount a stockholder would receive now or in the future for shares of the company's common stock. The estimated NAV per share is based on a number of assumptions, estimates and data that are inherently imprecise and susceptible to uncertainty and changes in circumstances. Please see the company's Current Report Form 8-K filed with the Securities and Exchange Commission on March 21, 2018 for a complete discussion of the methodologies, assumptions and limitations used to determine the estimated NAV per share.

account the company's reverse stock split, whereby every 2.5 shares of common stock were converted into one share, that reported trading price would equal $19.38 per share, which is well above MacKenzie's offer of $11.65 per share. Please note that you may receive more or less than the amount offered by MacKenzie should you choose to sell your shares in the secondary market.

- MacKenzie states that it is "making the offer for investment purposes and with the **intention of making a profit** from the ownership of the shares" it buys from you.

- MacKenzie states that it is "**motivated to establish the lowest price which might be acceptable** to shareholders consistent with [MacKenzie's] objectives."

- MacKenzie applied a liquidity discount to the company's NAV "with the **intention of making a profit by holding on to the shares until the REIT is liquidated**."

- If you sell, you will no longer be eligible to receive quarterly distributions, to the extent any are declared, nor will you have any other rights with respect to the shares that you sell.

- None of Inland Income Trust's directors or executive officers intend to sell their shares to MacKenzie.

Our Strategic Plan to Create Stockholder Value

Last year, we announced that the Inland Income Trust management team and Board began exploring potential strategies to position the company for future growth, all with a view toward increasing stockholder value. As part of that initiative, Inland Income Trust engaged Barclays, an independent investment bank, to assist with the exploration and analysis of possible strategies. The Company has considered, among other things, listing on a national securities exchange; a sale of the company's assets and distribution of the net sales proceeds; a business combination or other transaction with a third party; amending the company's share repurchase program (SRP); and offering shares on an ongoing basis at the company's NAV (perpetual-life NAV REIT) and diversifying its portfolio by property type.

On September 5, 2018, the Board authorized management to further investigate the market for, potential structure of, timeline and costs of converting the company into a perpetual-life NAV REIT. The Board believes that the steps the company is currently taking to explore potential strategies will better position Inland Income Trust for future growth and enhanced stockholder value.

For the above reasons, the Board unanimously concluded that the MacKenzie offer is not in the best interests of stockholders. We recommend you consult your financial, tax and legal advisors and encourage you to carefully read the offer documents sent to you by MacKenzie and our publicly available annual, quarterly and other reports, including our Schedule 14D-9 filing (available at www.sec.gov), before making any decision to sell your shares.

The Board can provide no assurance with respect to future distributions, the value of the company's shares or the potential for a liquidity event for the company. In addition, the Board has the right to amend, suspend or terminate the SRP at any time and to reject any requests for repurchases in its sole discretion. The Board acknowledges that each stockholder must evaluate whether to sell his or her shares and that, because, among other things, there is no public trading market for our shares, stockholders might consider accepting the MacKenzie offer based on their individual liquidity needs and financial situation.

We encourage you to follow the Board's recommendation and not sell your shares. If you have already agreed to sell your shares pursuant to the MacKenzie offer, you may withdraw your acceptance by sending a written or facsimile notice of withdrawal to MacKenzie Capital Management, LP at any time prior to the termination of the MacKenzie offer, which is presently scheduled to expire on October 31, 2018.

We thank you for your investment and confidence in our expertise. If you have questions regarding the MacKenzie offer, please contact your financial advisor or our Inland Investor Services team at 800.826.8228.

Sincerely,

INLAND REAL ESTATE INCOME TRUST, INC.

Mitchell Sabshon
President and Chief Executive Officer

cc: Trustee, Broker Dealer, Financial Advisor

This letter contains "forward-looking statements" made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The statements may be identified by terminology such as "may," "can," "would," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek," "appear," or "believe." Such statements reflect the current view of Inland Income Trust with respect to future events and are subject to certain risks, uncertainties and assumptions related to certain factors including, without limitation, the uncertainties related to the acquisition of any property, general economic conditions, unforeseen events affecting the real estate industry or particular markets, and other factors detailed under Risk Factors in our most recent Form 10-K and subsequent Form 10-Qs on file with the Securities and Exchange Commission.

Although Inland Income Trust believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. You should exercise caution when considering forward-looking statements and not place undue reliance on them. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Except as required by federal securities laws, Inland Income Trust undertakes no obligation to publicly update or revise any written or oral

forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this letter. All subsequent written and oral forward-looking statements attributable to Inland Income Trust or persons acting on its behalf are expressly qualified in their entirety by the applicable cautionary statements.